Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We consent to the incorporation by reference in this Registration Statement on Form S-8 pertaining to the StemCells, Inc. Amended and Restated 2006 Equity Incentive Plan, of our reports dated March 1, 2007 with respect to the financial statements (which report expressed an unqualified opinion and contains an explanatory paragraph about StemCells, Inc.’s adoption of Statement No. 123R, “Share-Based Payment”) and management’s assessment of the effectiveness of internal control over financial reporting (which report expressed an unqualified opinion on management’s assessment of, and an unqualified opinion on the effective operation of, internal control over financial reporting) of StemCells, Inc. for the year ended December 31, 2006 contained in the Annual Report of StemCells, Inc. on Form 10-K filed with the Securities and Exchange Commission on March 9, 2007.
/s/ Grant Thornton LLP
San Francisco, California
July 19, 2007